Avanti Acquisition Corp.

PO Box 1093, Boundary Hall

Cricket Square, Grand Cayman

KY1-1102, Cayman Islands

September 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sondra Snyder

Re:	Avanti Acquisition Corp.
Registration Statement on Form S-1
File No. 333-248838

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Avanti Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 1, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler or Cedric Van den Borren, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 or +44 (0)20 7469-2380, respectively, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Nassef Sawiris

Nassef Sawiris

Chief Executive Officer